GoGold and Animas Announce Successful Acquisition of Animas by GoGold

HALIFAX and VANCOUVER, April 23, 2014 - GoGold Resources Inc. (TSX: GGD) (“GoGold”) and Animas Resources Ltd. (TSXV: ANI) (“Animas”) announce today the successful completion of the previously announced arrangement (the “Arrangement”) whereby GoGold has acquired, by way of court approved plan of arrangement, 100% of the issued and outstanding securities of Animas.  Animas’ shares will be delisted from the TSX Venture Exchange effective as of the close of business today.  In addition, Animas will begin the process of applying to cease being a reporting issuer or the equivalent in the relevant Canadian provinces.

Pursuant to the terms of the Arrangement, holders of common shares of Animas (“Animas Shares”) received $0.07 in cash and 0.0851 of a common share of GoGold (each a “GoGold Share”) for each Animas Share (for a deemed offer price of $0.15 for each Animas Share based on the closing price of GoGold Shares on December 27, 2013 (the “Deemed Price”)), and one GoGold Share for each $0.94 of cumulative in-the-money value of Animas options (“Animas Options”), calculated using the Deemed Price, rounded down to the nearest whole GoGold Share.

Following the Arrangement, GoGold owns and controls 100% of the issued and outstanding Animas Shares.  All outstanding Animas Options and other convertible securities were cancelled pursuant to the Arrangement.

The GoGold Shares have been conditionally approved for listing on the Toronto Stock Exchange (“TSX”), subject to receipt by the TSX of certain standard documentation required by it in connection with completion of the Arrangement.

GoGold’s counsel for the Arrangement is Fasken Martineau DuMoulin LLP and its corporate counsel is JESSOMELAW. Animas’ counsel is McCullough O’Connor Irwin LLP.

GoGold Forward-Looking Statement

Except for statements of historical fact, this news release contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws including statements regarding the terms of the Arrangement and timing of the Arrangement. Such forward-looking information and forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to vary materially from the anticipated results or events predicted in these forward-looking information or forward-looking statements, including: GoGold’s assessment of the effect of the Arrangement on GoGold, Animas and Animas’ shareholders; the continuance of GoGold and its subsidiaries as a going concern; general economic and market conditions; mineral prices; the accuracy of mineral resource estimates and the speculative nature of mineral exploration. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking information or forward-looking statements. As a result, readers are cautioned not to place undue reliance on these forward-looking information or forward-looking statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this release. Except as required by applicable law, GoGold disclaims any intention and assumes no obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise. For additional information with respect to risk factors applicable to GoGold, reference should be made to GoGold’s continuous disclosure materials filed from time to time with securities regulators, including, but not limited to, GoGold’s Annual Information Form.

Animas Forward-Looking Statement

This press release contains “forward-looking information” which may include, but is not limited to, statements with respect to Animas’ management information circular, plans, projections, estimates and expectations. Such forward-looking statements reflect Animas’ current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com).  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The factors which could cause actual results or events to differ materially from current expectations include, but are not limited to: actions taken by GoGold; the possible effect of the Arrangement on Animas’ business; and other factors identified and in Animas’ filings with applicable Canadian securities regulatory authorities filed on SEDAR and available at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About GoGold

For further information, contact Terence F. Coughlan, President and CEO,

or

Sean Tufford, Vice President, Corporate Development GoGold Resources Inc.,

T: 902 482-1998

F: 902 442-1898

Email : sean@gogoldresources.com

Or visit : www.gogoldresources.com

About Animas

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.